Exhibit 99.1

Veris Gold Corp. Announces Management Changes

Toronto Stock Exchange: VG
No: 45

VANCOUVER, Oct. 1, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) today announced that effective immediately, Mr. R. Llee Chapman, has resigned as Director, President and Chief Executive Officer of Veris Gold Corp.  Mr. Chapman, who came out of retirement to join the Company April 2013, will continue in his previous role as a business development consultant to the Company.

Mr. Chapman's key mandate, which was focused in Elko, Nevada, was to enhance and strengthen community, government, and local mining relationships.

Having fully completed that mandate, Mr. Chapman will now continue on as a business development consultant to the Company to assist with identifying further toll milling, as well as other growth opportunities consistent with the Company's strategy.

The Management Committee, which has overseen the recent operational and financial successes of the Company, remains intact. This group will continue to support the frontline personnel who have been responsible for the greatly improved performance exhibited across the board at Jerritt Canyon.  The Company remains on target with year-end production and cash cost guidance, and the Jerritt Canyon Mill facilities continue to be optimized in order to perform at and above expectations.  Management continues to work on refinancing opportunities, and expects to deliver an announcement to its shareholders in due course.

The Board of Directors and Senior Management of Veris Gold wish Mr. Chapman the best in his return to retirement and look forward to his continued contributions as a consultant to the Veris Team.

The Board of Directors of Veris Gold has appointed Mr. François Marland as President and Chief Executive Officer of the Company and Mr. Gerald Ruth, Director has been appointed as Chairman.

Mr. Marland has over twenty years of global business experience and has been a Director of the Company since 2009.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River Project.

On behalf of
"VERIS GOLD CORP."

Gerald Ruth
Chairman

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 18:30e 01-OCT-13